December 3, 2018

VIA EDGAR AND UPS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Keira Nakada

Re:                             Adaptimmune Therapeutics plc

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 15, 2018

Form 10-Q for the Quarterly Period Ended June 30, 2018

Filed August 2, 2018

File No. 001-37368

Dear Ms. Nakada and Mr. Wyman:

Adaptimmune Therapeutics plc (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 16, 2018 (the “Comment Letter”) with regards to the Company’s Annual Report on Form 10-K for the period ended December 31, 2017 filed with the Commission on March 15, 2018 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the Commission on August 2, 2018 (the “Form 10-Q”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in bold and italics followed by the Company’s response.

Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

(f) New Accounting Pronouncements

Adopted in the Period

Revenue from Contracts with Customers, page 12

1. Please refer to prior comment 1. We acknowledge the information provided in your response but continue to be concerned about the adequacy of your disclosure regarding the significant terms of the GSK agreement. Provide proposed disclosure that separately quantifies aggregate milestones by development, regulatory and commercial categories for each of the NY-ESO and the PRAME programs. In this regard, on page 9 of the 2017 Form 10-K, you state that potential development milestones related to the PRAME program could amount to approximately $300 million, if GSK exercises its option and

Adaptimmune Therapeutics plc, 60 Jubilee Avenue, Milton Park, Abingdon, Oxfordshire OX14 4RX, United Kingdom

T: +44 (0)1235 430000   www.adaptimmune.com   Registered in England no: 09338148

successfully develops this target in more than one indication and more than one HLA type. Please tell us the basis for assuming the development of more than one indication and type. Alternatively, disclose the amount of development milestones per indication and type and the number of potential indications and types.

Response:

The Company believes that its current disclosures of the transaction price comply with the requirements set forth in ASC 606-10-50-13 through to 50-15.  Specifically, the disclosure of the transaction price allocated to the remaining performance obligations required by ASC 606-10-50-13(a) does not include consideration that has been excluded from the transaction price, such as amounts of variable consideration that are constrained in accordance with ASC 606-10-32-11 through 32-13. In addition, in accordance with ASC 606-10-50-14A(a), we are not required to disclose the variable consideration which is a sales-based or usage-based royalty promised in exchange for a license of intellectual property, such license being accounted for in accordance with paragraphs 606-10-55-65 through to 55-65B, within the transaction price disclosures in ASC 606-10-50-13. ASC 606-10-50-15 requires only qualitative disclosures of whether any consideration is not included in the transaction price, which the Company has provided on page 11 of the Company’s Quarterly Report on form 10-Q for the quarterly period ended September 30, 2018 filed with the Commission on November 6, 2018.

In response to the Staff’s comment, however, in future filings beginning in the Form 10-K for the year ended December 31, 2018, the Company will provide further information on the milestones that may be receivable under the GSK agreement in Item 1 of our Form 10-K, substantially in the form as provided below.

Under the terms of the GSK Collaboration and License Agreement, the Company may be entitled to:

•                  development milestones of up to £18 million per product and HLA-type for the NY-ESO Program and up to £21.5 million per product and HLA-type for other programs (including the PRAME program);

•                  regulatory milestones of up to £36 million per product and HLA-type for the NY-ESO program and up to £40 million per product and HLA-type for other programs (including the PRAME program); and

•                  commercialization milestones upon the first commercial sale of a product of up to £70.5 million per product and HLA-type for the NY-ESO Program and up to £80 million per product and HLA-type for other programs (including the PRAME program).

The development and regulatory milestones are per product milestones and are dependent on achievement of certain obligations, the nature of the product being developed, stage of development of product, territory in which an obligation is achieved and type of indication or indications in relation to which the product is being developed. In addition for any program, multiple products may be developed to address different HLA-types.

For other programs (including the PRAME program) under the GSK Collaboration and License Agreement, an option fee is also payable of up to £6 million on exercise of the option by GSK, after which GSK is responsible for all development expenses.

For any product that is commercialized by GSK, the Company may receive tiered sales milestones up to £200 million per product and HLA-type and mid-single to low double-digit royalties on worldwide net sales of the applicable product.

At present, the Company believes that no further milestone payments are probable for any programs under the GSK Collaboration and License Agreement and the Company’s disclosures reflect this. Please note, the above milestones are provided in pounds sterling as stated in the agreement. The Company will include the equivalent US dollar amounts in its Form 10-K using an exchange rate appropriate to the date of the filing of the Form 10-K.

We hope that these responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (215) 825-9260.

Sincerely,

/s/ Adrian Rawcliffe
Adrian Rawcliffe, Chief Financial Officer
Adaptimmune Therapeutics plc

Cc:                             James Noble, Chief Executive Officer

Margaret Henry, Corporate Secretary

David S. Bakst (Mayer Brown LLP)

Charles Le Strange Meakin (KPMG)